[redacted]

15048356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 09 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATEGIC CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 RIVERSEDGE DRIVE
(No. and Street)

SALINE, MICHIGAN 48176
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH M. BURKE 734-944-8018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 Southfield MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/11/15

KW 3/17

OATH OR AFFIRMATION

I, Joseph M. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategic Capital Investments, LLC, as of December 31, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph M. Burke
Signature

C.E.O.
Title

Sarah L Davis
Notary Public

SARAH L DAVIS
Notary Public - Michigan
Lenawee County
My Commission Expires Nov 29, 2019
Acting in the County of Washtenaw

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Strategic Capital Investments, LLC
3228 Shadberry Court
Saline, MI 48176

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Strategic Capital Investments, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Strategic Capital Investments, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Capital Investments, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Strategic Capital Investments, LLC financial statements. The Net Capital Computation is the responsibility of Strategic Capital Investments, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

STRATEGIC CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Strategic Capital Investments, LLC (the Company) was organized in the State of Michigan on June 2, 1995 pursuant to the Michigan Limited Liability Act. The Company has adopted a calendar year.

Description of Business

The Company, located in Saline, MI., is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides all funds, securities and accounts are maintained at a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Depreciation

Depreciation is provided on a straight line basis using estimated useful lives of five years.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes.

Concentrations

The company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

4:53 PM
01/10/15
Accrual Basis

Strategic Capital Investments, LLC
Balance Sheet
As of December 31, 2014

		Dec 31, 14
ASSETS		
Current Assets		
Checking/Savings		
Checking-Comerica		275.34
Total Checking/Savings		275.34
Other Current Assets		
Due from Clearing Broker		
Commissions Receivable	1,887.94	
Legent Deposit Account	10,730.86	
Total Due from Clearing Broker		12,618.80
Total Other Current Assets		12,618.80
Total Current Assets		12,894.14
Fixed Assets		
Equipment		3,109.08
Accum Deprec-Equipment		-3,109.08
Total Fixed Assets		0.00
TOTAL ASSETS		**12,894.14**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Liabilities		700.00
Total Other Current Liabilities		700.00
Total Current Liabilities		700.00
Total Liabilities		700.00
Equity		
Member Equity		
Opening Balance	9,169.83	
Member Draws	-8,800.00	
Total Member Equity		369.83
Net Income		11,824.31
Total Equity		12,194.14
TOTAL LIABILITIES & EQUITY		**12,894.14**

4:55 PM
01/10/15
Accrual Basis

Strategic Capital Investments, LLC
Profit & Loss YTD Comparison
December 2014

	Dec 14	Jan - Dec 14
Ordinary Income/Expense		
Income		
Commissions	3,199.93	28,619.90
Miscellaneous Income	38.56	1,493.29
Total Income	3,238.49	30,113.19
Expense		
Clearing expenses	893.37	6,741.63
Dues and Subscriptions	0.00	230.00
Insurance		
FINRA Fidelity Bond	0.00	576.00
Total Insurance	0.00	576.00
News, Quotes & Market Data	294.40	3,833.76
Office Supplies	0.00	46.00
Postage and Delivery	0.00	89.47
Professional Fees		
Accounting	200.00	2,200.00
Total Professional Fees	200.00	2,200.00
Registrations and Dues	2,661.00	4,506.25
Repairs		
Computer Repairs	0.00	65.77
Total Repairs	0.00	65.77
Total Expense	4,048.77	18,288.88
Net Ordinary Income	-810.28	11,824.31
Net Income	**-810.28**	**11,824.31**

Strategic Capital Investments, LLC
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	11,824.31
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from Clearing Broker:Commissions Receivable	-1,887.94
Visa Platium Plus For Business	-43.26
Accrued Liabilities	200.00
Due to Clearing Broker	-1,103.45
Net cash provided by Operating Activities	8,989.66
FINANCING ACTIVITIES	
Member Draw	-8,800.00
Net cash provided by Financing Activities	-8,800.00
Net cash increase for period	189.66
Cash at beginning of period	85.68
Cash at end of period	**275.34**

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii). All funds and securities are transmitted directly to the clearing broker.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Strategic Capital Investments, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Members'Equity:		$	12,194.00
Nonallowable assets:			
Property & Equipment	0.00		
Securities	0.00		
Accounts receivable – other	0.00		(0.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	12,194.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	46.69
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	7,194.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	700.00
Percentage of aggregate indebtedness to net capital		5.74%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$	12,194.00
Adjustments:		
Change in Equity (Adjustments)		(0.00)
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		12,194.00
Reconciled Difference	$	(0.00)

Strategic Capital Investments, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is COR Clearing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Strategic Capital Investments, LLC
701 Riversedge Dr
Saline, MI. 48176

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Strategic Capital Investments, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Strategic Capital Investments, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Strategic Capital Investments, LLC stated that Strategic Capital Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Strategic Capital Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Strategic Capital Investments, LLC compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Strategic Capital Investments, LLC
P.O. Box #3, Saline, MI 48176, (734) 944-8018
MEMBER FINRA, SIPC

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Mr. Richardson Jr.,

Please be advised that Strategic Capital Investments, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Strategic Capital Investments, LLC, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Strategic Capital Investments, LLC.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

Joseph M. Burke, the CEO of Strategic Capital Investments, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Joseph M. Burke has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Strategic Capital Investments, LLC.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (734) 944-8018.

Very truly yours,

Strategic Capital Investments, LLC..

Joseph M. Burke 2-16-15

Joseph M. Burke
CEO